

MANUFACTORY COLLECTIVE

A Manufacturing Incubator for the Shenandoah Valley

MANUFACTORY COLLECTIVE



Summary

The Manufactory Collective is a manufacturing incubator in Harrisonburg, VA that will help entrepreneurs in the Shenandoah Valley gain access to the tools, space, and resources they need to scale quickly and efficiently, creating a more robust manufacturing ecosystem in the region

Launching Summer 2023 | **Raising $300,000** | **Strong Team & Community Backing**





Debbie Irwin is a skilled entrepreneurial ecosystem builder with deep ties to the Shenandoah Valley's key economic development players. She has driven over $3.7 million of investment into the region for entrepreneur development and continues to develop innovative strategies for sustainable economic growth in the region. Her skills can easily be applied to building out the manufacturing ecosystem like the entrepreneurial ecosystem.

Nate Irwin is aerospace engineer with a 12-year history in the aircraft modification and maintenance industry, where he has managed technical build programs as well as leading teams of engineers and technicians. He is currently managing the engineering for a new start-up airline that aims to be the first operator of hydrogen powered aircraft. Nate enjoys finding novel solutions to problems and has the experience to manage multiple types of complex machines.



The Problem

Companies with short product runs, piloting new product concepts, or scaling production operations lack access to affordable manufacturing space and equipment in the Shenandoah Valley.

Existing barriers include:



LACK OF ACCESS TO SOCIAL & KNOWLEDGE CAPITAL



TOOLING AND RENT COST



LACK OF SMALL-SCALE MANUFACTURING SPACE

MANUFACTORY COLLECTIVE

The Solution

The Manufactory collective aims to fill a regional gap in the manufacturing ecosystem by providing access to space and equipment to micro manufacturers and startups.



STRONGER REGIONAL SUPPLY CHAIN
CREATING LESS DEPENDANCE ON INTERNATIONAL SUPPLIERS



BETTER COMMERCIALIZATION PIPELINE
WHICH HELPS TO GENERATE MORE JOBS AND REVENUE FOR THE REGION



FOSTERING THE GROWTH OF LOCAL COMPANIES ALREADY INCENTIVIZED
TO STAY IN THE REGION

What the Space Will Include







- Anchor Spaces 525 sq ft to 1,880 sq ft.
- Rental Studios – 250 sq ft. & 100 sq ft.
- General Workspace
  - Tabletops
  - Drop Electrical and Air
  - Workbench Lighting
  - Locked Storage
- Inventory and Raw Material Storage
- Shipping and Fulfillment
- Support staff and Entrepreneur community
- Training programs

- Fabrication
  - CNC Machine
  - Laser Cutters
- Woodworking
- Additive Manufacturing Capabilities
  - 3D Printing
  - 3D CAD/CAM Workstations
- Desktop Injection Molding

MANUFACTORY
COLLECTIVE

Current Floorplan

MANUFACTORY COLLECTIVE



Manager Office 115 sq ft.
Support Shop 350 sq ft.
Storage 2,795 sq ft.
JMU Open Collaboration Space 1,000 sq ft
Machine Shop 1,100 sq ft.
Storage (2 floors) 2,222 sq ft.
Storage 521 sq ft.
Rental Studio 3 250 sq ft.
Rental Studio 2 250 sq ft.
Rental Studio 1 240 sq ft.
Reception Event Space 1,231 sq ft.
Juice Works 3D 700 sq ft.
Conference Room
Rental Studio or Anchor Space 525 sq ft.
Restroom
Restroom
Utility Closet
Anchor Space 106 728 sq ft.
Dedicated Workbenches 500sq ft.
Kitchen 463 sq ft.
Anchor Space 107 728 sq ft.
Friendly City Clay & Art Center 1,880 sq ft.
Safe
Conference Room
Anchor Space 104 605 sq ft.


Anchor Spaces - 106


Anchor Space – Friendly City Clay


Training Center


Flex Member Space & Reception


Rental Studio Space


Machine Shop



Market & Customer Acquisition

The Market



FOOD AND BEVERAGE, PLASTICS, METAL AND AUTOMOTIVE, HVAC AND LIFE SCIENCES ARE THE MAIN MANUFACTURING INDUSTRIES IN THE REGION. MANUFACTURING HAS A HEAVIER CONCENTRATION IN THE SHENANDOAH VALLEY THAN IN MOST REGIONS OF VIRGINIA AND, ACCORDING TO THE VIRGINIA EMPLOYMENT COMMISSION'S DEMOGRAPHIC PROFILE, MANUFACTURING CONSTITUTES THE LARGEST PRIVATE-SECTOR EMPLOYMENT



WITH THE STAUNTON-WAYNESBORO-AUGUSTA MSA RANKING 10TH AND THE HARRISONBURG MSA RANKING 21ST FOR BEST PLACES TO WORK IN MANUFACTURING, THE OPPORTUNITY TO CREATE NEW BUSINESSES THAT SUPPORT THE MANUFACTURERS THAT ALREADY EXIST IN THE REGION IS SUBSTANTIAL. BUILDING OUT SUPPLY CHAIN CAPABILITIES WITH THE ALREADY ROBUST TRANSPORTATION AND LOGISTICS CAPABILITIES IS A BIG DRIVER FOR ECONOMIC DEVELOPMENT AND THE REASON EARLY-STAGE COMPANIES NEED INVESTMENT AND SUPPORT

MANUFACTORY
COLLECTIVE

Customer Acquisition



WE ARE IN NEGOTIATIONS WITH JMU TO SUPPORT A RAPID PROTOTYPING CENTER THAT WILL EXPAND THE EARLY MANUFACTORY COLLECTIVE PIPELINE. THIS WIL HELP US TO PUSH COMMERCIALIZATION EFFORTS FORWARD.



PARTNERSHIP WITH REGIONAL NONPROFITS LIKE SCCF'S ACCELERATOR PROGRAM AND THE VALLEY MAKERS ASSOCIATION WILL HELP TO IDENTITY USERS OF THE SPACE



BUILD OUT OF THE MANUFACTURING ECOSYSTEM, SUCH AS PARTNERSHIPS WITH LOCAL MACHINE SHOPS, WILL HELP IDENTIFY PROJECTS TOO SMALL FOR LOCAL SHOPS, BUT SUITABLE FOR THE MANUFACTORY COLLECTIVE SPACE. WE HAVE FINALIZED PARTNERSHIPS WITH DOMINION ENERGY INNOVATION CENTER AND VIRGINIA TECH TO HELP IN THEIR CLEAN ENERGY AND ADVANCED MATERIALS INNOVATION INITIATIVES

MANUFACTORY COLLECTIVE



Getting into the
Numbers

Current Status of the Project



The space is currently under construction. We had an investor signed on to the project, but they backed out due to extenuating personal circumstances (we can provide more information if requested). We need to close the $275,000 funding gap to complete build-out and start generating revenue on the pre-leased spaces.

Out of the 8 anchor spaces, 7 are already claimed with signed leases. Monthly income from anchor spaces storage agreements is $7,069. There are 3 rental studios in the 1157 S. High building 2 of the 3 rental studios are currently leased representing $880 per month. Total potential revenue from rental studios and anchor spaces is $8,389. We project to able to fully lease the remaining spaces within the first 6 months of the project based on current interest or active negotiations.

There is 5,557 sq ft of storage. 1,000 sq ft is rented. We project that no more that 4,200 sq ft will be rented at anytime representing $5,250 in monthly income.

We have 2 flexible members signed up for the space and expect to increase that to 4 flexible members and 4 dedicated desk members within the first 4 months, representing $1,500 in monthly income.

REVENUE MODEL – YEAR 1 & 2

- Memberships
  - Dedicated Workstation Member - $225/month
  - Flex Member - $150/month
  - Student Member - $50/month
- Rentals
  - 250 sq ft studios: $1.75/sq. ft/month
  - Storage - $1.25/sq. ft
- Anchor Space
  - See Income Detail in Projections

- Machine Time
  - Average hourly rate is $20. This is assuming growing to 12 hours of usage daily across two machines. This number will need to be adjusted as final equipment purchases and utilization rate is determined.
- Other Revenue Streams
  - Additional revenue streams include classes, community rentals for youth camps and other community engagement, consulting services provided to member companies. These revenue streams will be built out in years 3-4

MANUFACTORY
COLLECTIVE

FUNDRAISING – OUR ASK

We are looking to raise roughly $275,000 through numerous funding opportunities. As the founders of the space, we have already invested $100,000 to go towards rent payments, legal fees, architectural drawings, floor refinishing, feasibility studies, engineering, and other minor repairs.

We have received the quote from the contractor for $246,000 for the build-out in which the City of Harrisonburg has granted permits.

Break-down of the use of the $275,000 is below

- Build-out - $246,000
- Working Capital - $29,000

We are working with Valley Makers Association to procure some grants for additional equipment so additional fundraising through those opportunities will happen in the first 9 months after opening.

MANUFACTORY COLLECTIVE

Potential Deal

We have an offer from Bank of the James for the $275,000 loan. It would be amortized over 9 years at 9.5% to 11%.

Nate and Debbie will be personally guaranteeing the loan, but they need an additional guarantee.

We are open to offering equity in the business, guarantee fee, or some combination of the two in exchange for the $275,000 guarantee on the loan.

Contact

www.manufactorycollective.com

1157 S. High St. Harrisonburg, VA 22801




Debbie Irwin
CEO
Debbie@manufactorycollective.com
540-238-3645 cell

Nate Irwin
COO
nate@manufactorycollective.com
540-209-4095 cell

